UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: June 13, 2006

MANGAPETS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

000-27407	98-0187705
(Commission File Number)	(IRS Employer Identification Number)

Rene Hamouth, Chief Executive Officer
Suite 440-375 Water Street, Vancouver, British Columbia, Canada V6B 5C6
(Address of principal executive offices)

(604) 922-7774
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02   **Departure of Directors or Principal Officers; Election of Directors;**
                          Appointment of Principal Officers

(A) Effective June 13, 2006, the board of directors of MangaPets, Inc. (the "Company") accepted the resignation of Roderick Shand as a director of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized

MangaPets, Inc.

Signature   **Date**

By: /s/ Rene Hamouth   July 19, 2006
Name: Rene Hamouth
Title: Chief Executive Officer